UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

QUALSEC

(Exact name of issuer as specified in its charter)

Wyoming
(State or other jurisdiction of incorporation or organization)

*1770 N. Research Pkwy. Suite 181, North Logan, Utah 84341* *(435) 713-0566*
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

*Jehu Hand, Hand & Hand PC, 24351 Pasto Road #B, Dana Point CA 92629*
*(949) 489-2400; fax (949) 489-0034*
(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Primary Standard Industrial Classification Code Number) 3829

(I.R.S. Employer Identification Number) 20-5776355

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. It may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

Management

*The issuer's directors are Dr. Arden A. Kelton and Joel Hand. QualSec intends to add additional persons as directors. Dr. Kelton's address is 332 West Bluegrass Way, Garden City, Utah. Mr. Hand's address is 81515 Alexander, Chapel Hill, North Carolina. QualSec's President and Chief Executive Officer is Mr. Hand. Dr. Kelton is Secretary, Director of Research and Chief Operating Officer. QualSec intends to add one or more additional officers in 2007, including a chief financial officer.*

Principal Shareholders

*The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by QualSec to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of QualSec's directors and executive officers. The Percentage After Offering assumes the sale of all shares offered. Unless otherwise noted below, QualSec believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.*

| *Name and Address* | *Common Stock* | *Percentage Before Offering* | *Percentage After Offering* |
|---|---|---|---|
| *Arden A. Kelton, PhD.* | *70,000,000* | *50%* | *41.2%* |
| *Joel Hand* | *70,000,000* | *50%* | *41.2%* |

*Dr. Kelton and Mr. Hand are "founders" and "promoters" of QualSec. Dr. Kelton and Mr. Hand each hold 50% of our common stock and are "affiliates" of QualSec*

Counsel to the Issuer

*The legality of the Shares offered hereby will be passed upon for QualSec by Hand & Hand, a professional corporation, Dana Point, California. Hand & Hand is owned by Jehu Hand, a brother of Joel Hand, and is not affiliated with Joel Hand.*

*There is no underwriter for this offering.*

ITEM 2. Application of Rule 262

*No person associated with QualSec including Dr. Kelton and Mr. Hand are subject to any of the disqualification provisions set forth in Rule 262*

ITEM 3. Affiliate Sales

*The offering does not involve the resale of securities by affiliates.*

ITEM 4. Jurisdictions in Which Securities Are to be Offered

*QualSec intends to offer the common stock in the state of New York and Colorado in an issuer-managed offering.*

ITEM 5. Unregistered Securities Issued or Sold Within One Year

*QualSec sold 140,000,000 shares of common stock on incorporation (October 18, 2006) to Arden A. Kelton, PhD and Joel Hand, for contribution of intellectual property rights valued at $10,000. No underwriter was involved. The transaction by the Company was is exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation or public offering, and was also exempt under Section 4(6) as an offering solely to accredited investors not involving any public solicitation or public offering exclusively to accredited investors. Dr. Kelton and Mr. Hand are considered to be accredited persons based on their status as directors and executive officers of QualSec.*

ITEM 6. Other Present or Proposed Offerings

*Neither QualSec nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this offering Circular.*

ITEM 7. Marketing Arrangements

*To the knowledge of QualSec, no person has entered into any arrangement or understanding (a) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (b) to stabilize the market for any of the securities to be offered; or (c) for withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation. There are no underwriters which have been engaged and no persons to the knowledge of QualSec are making sales to any accounts over which such persons exercise discretionary authority.*

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

*No expert has been retained by QualSec and no person has been employed by QualSec on a contingent basis or which has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.*

ITEM 9. Use of a Solicitation of Interest Document

*No publication authorized by Rule 254 was used prior to the filing of this notification.*

PART II — OFFERING CIRCULAR

COVER PAGE

*QUALSEC*
(Exact name of Company as set forth in Charter)

Type of securities offered: *Common Stock*
Maximum number of securities offered: *30,000,000 shares*

Minimum number of securities offered: *There is no minimum offering*

Price per security: *$.01*

Total proceeds:
If maximum sold: *$300,000*
If minimum sold: *$0*
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? *No*
If yes, what percent is commission of price to public? ____________________%

Is there other compensation to selling agent(s)?
[ ] Yes [ X ] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [ X ] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[ ] Yes [ X ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [ X ] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [ X ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES

COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ X ] Has never conducted operations.
[ X ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

| State | State File No. | Effective Date |
|---|---|---|
| *New York* | *pending* | *pending* |
| *Colorado* | *none* | *pending* |

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 59 pages.

THE COMPANY

1. Exact corporate name: *QualSec.*
State and date of incorporation: *October 18, 2006, Wyoming.*
Street address of principal office: *1770 N. Research Pkwy. Suite 181, North Logan, Utah 84341*
Company Telephone Number: *(435)731-0566*

Fiscal year: *September 30*

Person(s) to contact at Company with respect to offering: *Dr. Arden A. Kelton*
Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

*There are three types of risks to investing in our common stock, the first risk being risks related to the development of our products and the second type of risks related to the structure of the offering; and the final risk being risks related to the uniqueness of the device.*

***Risks Related to Development of our Device***

*1. We have not yet developed a working model of our electronic olafactory device. We have no other product either developed or under development. We estimate that the development of a working prototype will require 6 months from the receipt of funding of $300,000. If we are unable to develop a working model then we will not have any product to bring to market. We are dependent upon one and only one technological device that may not ever be developed. If all the proceeds of this offering are received and the working model is not complete, we will be required to obtain additional financing and we may not be able to do so on terms that are reasonable to QualSec and its shareholders, or possibly we may never be able to develop the device, resulting in a total loss of your investment.*

*2. Even if we develop our device we may not be able to have it manufactured or we may not be able to have it manufactured on a timely basis or cost effectively. If the device is not manufactured Qualsec will not enjoy any sales revenue. We have not identified the persons who will manufacture the device in commercial quantities and cannot engineer the design for manufacturing until the prototype is completed. We may not be able to find a suitable manufacturer. The manufacturer may not be able to obtain raw materials or complete manufacture at a price which is economically feasible. We may be unable to engineer the design for manufacture or be able to manufacture the device on a timely, efficient basis with sufficient quality control. There could arise unforeseeable problems with the manufacture, including problems with quality control, inability of the manufacturer to produce finished product timely and in accordance with the specifications, or with obtaining components. Thus, even if we can design the device and can find a market for the device we may not be able to have it efficiently and timely manufactured, leading to a total loss of your investment.*

*3. Privacy or civil liberties concerns may restrict use of our device, resulting in limited or no* *sales. There are currently no laws or regulations concerning privacy or other constitutional law restrictions directed at manufacturers of measuring and detection devices. All of such constitutional provisions, laws, regulations and judicial interpretations thereof are directed at the user of the sensory devices, such as governments or employers. Our product will be similar to other devices used to measure elements in, on or about the person of individuals, such as blood tests, drug tests, DNA tests, breath analysers, airport screening detectors, X-rays, etc. However, if laws were to be enacted against the manufacturers of sensory devices or their components, if there were enacted prohibitions against the use of sensory devices (such as our device) by government,or if the courts interpreted the constitution to limit or prohibit the use of sensory devices, the market for our device would be severely impacted. Qualsec would in such circumstances be limited in the sales of its products. It is Qualsec's understanding that such prohibitions against use of these sensory devices by government would require a constitutional amendment and or extreme political change, and are highly unlikely in the foreseeable future.*

*4. Currently diagnostic and sensory devices are not generally subject to product liability claims for errors or inaccuracies. For example, under Qualsec's understanding of product liability law, if our device is used to screen for lung cancer, and returns a false negative as the result (the patient had lung cancer but the device was unable to detect it) Qualsec would not be liable for product liability claims. This is due to public policy which recognizes that first, it is impossible to produce a 100% accurate testing device, second, that fact is recognized and so medical professionals use not only one test but a complex of factors in making a diagnosis, and finally because should the law impose product liability for inaccurate test results, no manufacturer would supply testing equipment and no lab would perform tests. However, new laws or judicial decisions could be enacted imposing such liability. Also, the device will use chemicals suspended in gel and placed on a polycarbonate disk as the testing medium. It is possible that some person, perhaps a toddler, will attempt to remove the gel from a testing disk and ingest the gel, resulting in injury or poisoning, and a court of law could hold Qualsec liable under product liability theory. Qualsec does not now have any product liability insurance and may not obtain such insurance, so that any legal judgment and the legal defense costs could seriously and adversely affect Qualsec.*

*5. Our device's competitive advantage, if any, will be primarily based on the technology we have and will develop. Competiors may develop technology which is superior or believed to be superior. Although Qualsec intends to file patent applications on certain aspects of its technology, such patent applications may not be approved, may be contested by competitors or may be enfringed upon. Any patent application we file is subject to review by the US Patent Office and may not be approved. If our patent applications are not approved, competitors can copy our technology with impunity. We lack may lack funds for any patent litigation, even if patent applications are granted. Further, technological advances or elevated customer expectations may render our device obsolete.*

*6. We are newly organized and have no operational history by which potential investors can evaluate our future results and likelihood of success. We have no earnings history so investors have no basis for estimating our future level of sales or profitability or indeed whether we will have sales or profitability.*

*7. We have not secured orders for the sale of the device and cannot do so until we have completed a working model and can be sure we can supply the device in commercial quantities. If we cannot obtain buyers for the device we will not be able to continue in business. Even if we secure orders, we may not attain profitability and will be unable to maintain operations unless we are able to obtain additional financing. Such financing may be impossible to find on terms satisfactory to*

*QualSec.*

***Risks Related to the Common Stock***

*8. There is no public trading market for the common stock. Investors may not be able to resell their common stock for a profit, if at all, and thus could lose all or part of their investment. The common stock is not approved for trading on any market. QualSec will apply for trading initially on the Pink Sheets LLC, but listing approval is not guaranteed and could require months. The Pink Sheets is a privately owned electronic inter-dealer system and does not require that a public company provide significant ongoing financial disclosure about its business.. Listing on the Pink Sheets does not constitute any endorsement or approval of a listed company or its securities, and the Pink Sheets LLC does not review or monitor an issuer's activities. Our common stock will be a "penny stock" (as defined in Exchange Act Rule 3a-51) for the foreseeable future which means that brokers can only buy or sell the common stock on an unsolicited basis. The penny stock rule and similar regulations will reduce the likelihood that a liquid trading market will arise for the common stock. The common stock may trade at less than the offering price. Because our stock will be a "penny stock" a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, Qualsec's common stock.*

*9. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share.*

*The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosures related to the market for penny stocks and for trades in any stock defined as a penny stock. The Commission's regulations under such Act define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules. In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and if the broker/dealer is the sole market-maker, the broker/dealer must disclose this fact and its control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.*

. *While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous* *operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker/dealer. In addition, transactions in a NASDAQ security directly with the NASDAQ market-maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives.*

*10. Our common stock is subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the our common stock.*

*11. In order to provide the additional $4,500,000 required (in addition to the $300,000 offered hereby) to complete development, manufacture and market the device, Qualsec will need to offer additional shares of its common stock or offer other securities (see following paragraph). Qualsec cannot predict the terms of these offering nor the price at which shares of common stock may be offered. These offerings may be at a lower price per share. If the offerings are at a lower price per share than the current offering ($.01 per share) this may result in a lower trading price for the common stock because public investors may interpret a lower offering price as lower estimation of the value of the common stock..*

*If we do not obtain the full amount of this offering ($300,000), as well as the additional $4,500,000 required to complete development, manufacture and market the device, we will not be able to complete development, manufacture the device, market it or even remain in operations, resulting in a loss of all or most of your investment . If we are successful in raising the full amount of this offering ($300,000), of which there can be no assurance, Qualsec will still be required to raise an additional $4,500,000 in order to design the prototype for manufacture, manufacture the device, market the device, and pay for general and administrative expenses on a day to day basis. The investor should bear in mind that $4,500,000 is a significant amount of money and may be substantially more difficult to raise than the initial $300,000 sought by this offering. We might have to raise this $4,500,000 in one or more stages or offerings, each with its own terms and dilution to existing shareholders. Such an offering might require the participation of institutional investors, which are more likely to demand more stringent terms for any placement. Qualsec has not determined the terms for any offering after this one. Any future offering may be for common stock, or may be for a security with rights superior to that of the common stock. In connection with any offering, Qualsec may be required to add investor's representatives to the Board of Directors, or may be required to commit to other conditions. If other conditions are not met, existing investors could have their rights or equity ownership substantially diluted. The terms for any potential follow-on offering might be extremely dilutive to the purchasers in this offering, if the offering price for any follow-on offering is less than the offering price of this offering ( $.01 per share). We do not believe that we can commence raising such additional funds until after the close of this offering, nor until we can demonstrate clear progress on the development of a prototype, and so cannot at this time determine the terms of any follow-on offering or whether it will ever occur.*

*12. There is no minimum offering and no escrow of proceeds until the minimum offering has been raised, and thus no assurance that any proceeds will be raised nor that all of the proceeds will be obtained which are required to develop a working model of the device, resulting in a loss of your investment. If the entire $300,000 is not raised in this offering, QualSec may attempt to raise the required funds in another offering, but such offering may be at a lower price per share than this offering.*

*13. Investors are purchasing the common stock at a price of $.01 per share, which is higher than the tangible hook value of the common stock prior to the offering of $0. Therefore, investors will receive dilution of 100% of the value of their investment on a book value basis, and will receive nothing if QualSec ceases operations and is liquidated.*

*14. No person has agreed to act as market maker for our common stock. Qualsec believes that if it is able to sell a significant portion of the offering, and the common stock is accepted for listing on the Pink Sheets LLC, Qualsec will have no difficulty in finding market makers for its common stock because it intends to supply current financial statements on a quarterly basis to the public as well as updated disclosure about its business development.*

*15. Two shareholders, who are also management, will control 82.4% of the common stock if the maximum offering is sold, so investors will lack the power to remove the directors or otherwise control QualSec. This ownership percentage by management will also deter any takeover attempt by third parties not approved by management, even if such takeover might be beneficial to shareholders.*

***Risks Relating to the Uniqueness of the Device***

*16. Our device incorporates proprietary technology which we believe will be the most efficient, accurate method to sense certain chemical compounds. We have not filed for a patent on the technology and may not do so, if ever, until a prototype is completed. Any patent could be challenged by a competitor or other party. Defending patent rights is enormously expensive. If we cannot protect our proprietary rights, others will be able to use our technology to compete with us.*

*17. Competitors may develop competing technologies or products which are better and/or cheaper than ours, in which case we will be unsuccessful in marketing our products.*

*Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.*

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

*QualSec intends to develop and market an electronic olfactory device. We believe we can design and manufacture (or cause to be manufactured on a contract basis) this device to be portable to the extent it will be handheld. QualSec believes that the electronic olfactory device will be able to detect minute quantities of chemical compounds in minutes and provide an electronic report to the user in real time.*

*The product will consist of four discrete functions: air circulation over the testing substrate; interaction of the testing compound with the airborne chemicals; analysis of the test results; and reporting of results to the user. A ventilation fan will assist the device in sampling air. The air can be collected from the area surrounding the subject (person or item) or from breath. The* *air will be analyzed using proprietary technology and the results are stored on the device (such as by flash cards) and reported via an LCD screen to the user or outputted to other devices such as a notebook computer.*

*To assist investors in understanding the product, imagine that you hold in your hands a portable audio compact disk (CD) player. We trust that any potential investor has owned or at least used one of these players. These players are currently sold at retail for under $50. The portable CD player has a battery operated power supply, a motor to spin the disk, a laser to read the disk ,a lid that opens to change the disk, pushbutton controls, electronic circuits to convert the information on the CD to audio, and LCD readout that lists the track being played, and a headphone jack. These players are reliable and durable absent physical abuse. The technology involved in manufacturing these players is simple by today's standards, as evidenced by their low cost. Pre-recorded audio CDs have music recorded in several tracks. Usually each track corresponds to a song title, and upon loading the CD, the player typically lists track information on the LCD readout. Blank recordable audio CDs , manufactured from polycarbonate plastic, can be bought for under $1.00 each in any electronics store.*

*Now imagine that you take this portable CD player and make a few changes. You add a handle on it so that it is easier to hold. You add a vent to introduce air to the top of the disk and in that vent there is a small electric fan to pull in air. The lid is changed somewhat so that a thicker disk can be used. A polycarbonate disk is used just like in the audio CD player, but instead of music tracks, it has a surface coating on one side and a series of nanotechnology sensors on the other side situated around the outer circumference of the disk. Each sensor consists of a nanostructure with a coating on one side comprised of a proprietary gel and a reactive compound designed specifically for each chemical compound that will be sensed. There are multiple nanostructures on each disk. Sensors on the disk are engineered to sense nitroglycerin; another could sense hexamethylene triperoxide diamine, or other markers for dangerous explosives.*

*For Homeland Security applications, the sensing compounds are well known and already in use in the industry. For other applications, such as detection of illegal drugs or disease, many of the sensing compounds are known, and the others can be developed by Qualsec for the specific application. When the airborne chemical compound comes in contact with the sensing compound on the disk, it causes a chemical reaction which changes the physical shape of the sensing compound. In layman's terms, it distorts the sensing compound. This distortion can be read by the laser similar to the manner in which the laser in an audio CD player reads the audio track. An electronic circuit and software in our device interprets the laser signals into a measurement of the airborne compound, which is output in user-friendly terms to a liquid crystal display screen, or to a USB port (USB stands for universal serial bus and a USB port is a standard interface for personal computers) or to a portable memory (smart) card such as used in a digital camera. The smart card can be read by a card reader and the data transferred to a computer..*

*Our olafactory sensing device can be manufactured for a variety of applications, including Homeland Security (explosives) law enforcement (illegal drugs) or medical (lung cancer or certain epidemic diseases). Our hand-held device will be designed to be universally used for all applications, while the disk will be customized for each application and will program the device for that application via software embedded in its programmable chip. The revenue stream for Qualsec can include sales or leasing of the sensing device and sales of the sensing disks.*

*The only modification needed to use the device for all these applications will be a simple programming change. For example, if the device is being used for Homeland Security, the program (burned in on a programmable computer chip or on a smart card) will know that track 1 on the testing disk is sensitive for nitroglycerin, track 2 is sensitive for hexamethylene triperoxide diamine, and so on for all the tracks on the disk. The program will also have the algorithm to interpret the testing results for each track so as to give the parts per billion in the sample and set the threshold levels for alerts. . If the device is used for law enforcement drug testing, there will be a separate track for each drug to be tested. Correspondingly, the testing CD for each type of test will have to be provided. Qualsec can buy the polycarbonate disks from any one of hundreds of suppliers, and apply the gel, track by track, with a simple machine similar to a labeling machine.*

*As can be seen from a description of the device as compared to an audio CD player, development of the prototype is not expected to be overly difficult or complex. For applications other than for Homeland Security, such as detection of avian flu, we will need to develop the appropriate sensing compound using principles of organic chemistry. The development of sensing compounds is not overly complex. Because of the need to improve homeland security, the development of artificial nose technology by universities, government laboratories, large corporations, and startup companies has been heavily funded by governments, industry, and venture capital. More than a dozen universities, two dozen companies, and half-dozen national laboratories, domestic and foreign, are or have been involved in the development of artificial nose technologies.. This has resulted in a very rapid advance of technologies, but also numerous and different approaches that must be confusing to funding agencies and potential invertors.*

*The rapid advance of technology has, in the opinon of management, rendered most of these approaches technically obsolete and many of the ongoing projects have dead-ended. While the R&D efforts have resulted in many commercial E-nose products, benchtop and portable, most have languished in the market or been abandoned altogether. Some of these products have found niche markets and continue to be sold.*

*All of the current approaches are limited by more than one of the following problems:*

- *Cost;*
- *Selectivity;*
- *Resolution;*
- *Noise;*
- *Reversibility;*
- *Limited number of sensors in array (discrimination)*
    - *Type of sensor*
    - *Redundancy of sensors;*
- *Drift (the tendency of output devices to not measure consistently)*
    - *Instrument instability*
    - *Sensor recovery, memory;*
- *Reproducibility;*
- *Effects of environment (humidity, temperature, vibration, $CO_2$, ethanol, etc.;*
- *High power consumption;*
- *Portability (size, weight, controlled environment, etc.);*
- *Requirement for skilled operator;*
- *Frequent calibration;*
- *Inability to detect important odor components, e.g. small amines, etc.;*

- *Discrimination – ability to detect the target odor in a complex odor background;*
- *Failure to implement multidimensional analysis of data, e.g. response of each sensor as function of time and amount of exposure.*

*Many of these problems tend to be solved by miniaturization with a technical and commercial trend to smaller and smaller sensor arrays. Multiple sensors with integrated circuitry can be incorporated into a single chip for low-cost, high-volume production with existing manufacturing resources. Reduction to nanoscale (atomic dimensions) can further provide enhanced chemical and physical properties, e.g. in some applications, single molecules can be detected with a large signal/noise ratio. Consequently, recent R&D has focused on development of nanotech sensors and arrays to develop the ultimate artificial nose technology (nanotechnology is the natural limit to size reduction).*

*The rapid and dramatic advances to the limit of miniaturization with a large and growing technical data base offer new opportunities for small companies to develop new sensors and sensor arrays.*

*QualSec intends to exploit such opportunities through unique application of existing technologies combined with proprietary chemistries to be incorporated into nanosize structures. Our approach allows for many different type sensors and redundancy. We believe that our approach will meet current and future needs for odor recognition. Our objectives are:*

- *A single, low-cost, universal instrument suitable for a variety of applications;*
- *An easily insertable disk that will be customized for each application and will program the instrument for the application, analysis of data, and display of results (new and updated applications can be accommodated without changes to the instrument);*
- *Large sensor array (many different sensor types with redundancy can be accommodated on a small disk because of the nanoscale size of the sensors);*
- *Highly sensitive – low parts-per-billion measurement (an advantage of nanosensor characteristics)*
- *Reliable: few moving parts, off-the-shelf components;*
- *Able to discriminate target odors in the presence of interfering background odors (different sensor types, redundancy, spacio-temporal analysis of data);*
- *System resistant to:*
    - *Temperature & humidity variations (sensor design supplemented by programming);*
    - *Sensor drift prevention & compensation (advantage of nanosensor & advanced data analysis);*
    - *Sensor poisoning, e.g. a new, low-cost disk can be as easily and quickly inserted as a CD*
- *Real-time results in seconds (fast response time is an advantage of nanosensors)*
- *Handheld instrument (small size possible because of technical approach and nanoscale sensors);*
- *User friendly (disk will program for operation, analysis of date, and display of results – just point and press the start button).*

*Our competitors may decide in the future to copy Qualsec's approach, and since all of our competitors have more money and resources than Qualsec, competing could be difficult.*

*QualSec will likely file for patent protection of the overall design and the technology which has been and will be developed in building the prototype. Our technology was developed by management prior to incorporation of the company in October 2006, and contributed to Qualsec by the founders. No other person other than Qualsec has any rights in the technology . Presently, QualSec's technology is not protected by patent but certain aspects of the technology are being maintained as a trade secret. When the prototype is completed, QualSec will consult with patent counsel to discuss the best way to protect any proprietary technology.*

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

*We have not developed a working prototype, but we expect, that $300,000 will be sufficient f to complete development of a prototype and commence initial marketing. The costs of developing the prototype are estimated at $140,000. We expect the process of creating a prototype will require 6 months of development. The $300,000 will be provided as follows. $200,000 has been loaned to Qualsec by an officer/director, to be repaid out of the proceeds of this offering (see Item 9(a) below). The remaining $100,000 will be provided out of the first $100,000 raised in this offering. To the extent this offering raises less than $100,000, or this offering does not commence prior to the time such funds are needed, the officer/director will loan such funds. Qualsec cannot guarantee that the prototype will be developed in this time frame and for this cost, but management is reasonably certain that it will be able to comply with this projection. Design and manufacture of the product will be possible under existing manufacturing technology and processes.*

*To amplify on the design process, we refer back to our previous statement regarding the four functions of the device.*

*Air circulation will be effected by the use of state-of-the art DC (direct current, as from a battery, as opposed to AC as from house current) fan technology. Since the fan does not need to move air at a high velocity, the centrifugal fan will be small and an integral part of the rotating disk. As such, it will share the DC drive for the disk with minimal additional power draw. Air will be directed over the testing compound to an exit point, which will control the flow rate.*

*Testing material is designed specifically for the target spectrum of volatile organic compounds (VOCs), which is sought to be tested. The specific testing nanosensors are deposited on a substrate similar to a music CD or video DVD. For example, the test materials for explosive organic compounds are very well known in the industry. These compounds will not require and development by QualSec, but other testing materials, e.g., for avian flu, will need to be developed. Note that the test disks will need to be manufactured separately. Test disks will be single application, but the device can be used to test for as many different applications as can be imagined, by utilizing the appropriate disk.*

*After the testing nanosensors interact with the atmosphere, the results are read by a laser beam similar to that used in a CD player. Proprietary software will compile the results from* *scanning the test disk, and output the results to an LCD (liquid crystal display such as used by a digital watch) screen and/or permanent memory. Development of a working model is not expected to present any novel engineering or design issues. QualSec will endeavor to produce a design which is durable, reliable, aesthetically pleasing and ergonomic for a low per unit cost.*

*The device will be designed for the spectrum of specific volatile organic compounds (VOCs) which are being measured. With respect to Homeland Security applications such as detection of explosives, these materials are already standardized and are in use. QualSec will design a software interface to report the test results to the user. We believe that the same device can be customized for various applications by using the disk to program the software in the device with different formulations for different applications. This flexibility will permit the use of different nanosensor arrays (type & number) on the disk, as well as allow updates to programs developed for each application.*

*After the completion of a prototype, estimated to require six months, QualSec believes it will require an additional six months to complete a manufacturing design and find a suitable manufacturer. A manufacturing design is more refined than the prototype design. For purposes of completion of a prototype, Qualsec will use components such as motors, fans, lasers etc. which are available from local electronics suppliers. Custom components such as circuit boards will be handmade. For purposes of the manufacturing design, Qualsec will need to source components based on factors such as volume pricing, reliability, and availability and the circuit boards and the case will need to be custom manufactured. Most likely Qualsec will seek for manufacturers of similar electromechanical devices such as audio CD players and request work samples, references and requests for quotations, and the manufacturer will source the components. The selection of the appropriate manufacturer will be critical. Qualsec will begin the process of locating a manufacturer before the prototype is completed, but has not had any discussions with any manufacturer. The search for a suitable manufacturer will be made by reviewing trade publications, personal references, internet searches, and similar means.*

*At the time the prototype is complete, an additional $3,000,000 in financing, available over six months, will be required by QualSec for manufacturing design, component sourcing, manufacturing of testing disks and regulatory compliance (e.g. documentation of FDA good manufacturing practices). A final amount of $1,500,000 is estimated to be required at 18 months following initial funding for marketing, quality control, and establishing a custom service system. QualSec does not have any agreements in place to provide the financing, although management believes that completion of a working model and perhaps some purchase orders will enable QualSec to obtain such financing.*

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

*QualSec intends to sell its artificial olfactory device in several industries including medical and agricultural diagnostics, homeland security, the food and beverage industries, environmental monitoring, detection and monitoring of malodorants (chemicals which when aspired causes incapacitation), processing monitoring, Quality Assurance/Quality Control, and several other commercially important applications.*

*Two of the most attractive potential markets for QualSec's artificial nose are medical* *diagnostics and homeland security. Hundreds of volatile organic compounds are exhaled in human breath. These have been studied by many investigators over several years using sophisticated laboratory instruments. Such studies have shown that several diseases might be rapidly diagnosed by screening for particular volatile organic compounds spectrums in breath. Since the use of these sophisticated laboratory instruments requires expensive instrumentation and skilled operators, a relatively inexpensive, easy-to-use, low-cost, and effective artificial nose could be exceptionally useful in screening patients for several diseases, and would have the important benefits of being non-invasive and providing immediate results. It would facilitate early detection of such diseases as lung cancer, especially among smokers. Of particular importance is the likelihood of screening for early-stage (latent period) viral diseases. An effective artificial nose could screen travelers, medical personnel, and others to help control and effectively treat a pandemic or victims of a terrorist attack. Various highly-infective and deadly viruses have been identified by homeland security as potential terrorist weapons of mass destruction. Determining an outbreak and extent of an epidemic is time critical. Early-stage treatment dramatically increases survival rates, while early identification of an outbreak would limit spread of the disease potentially saving thousands or even millions of lives. Detection of explosives and nerve gases for homeland security also presents opportunities for QualSec's product. While this market is highly competitive, the potential low-cost and ability to discriminate target spectra within a complex volatile organic compounds background will be significant competitive advantages for QualSec.*

*Although medical diagnostics and homeland security are major potential markets, several other very large markets could be targeted by QualSec. A marketing study will be necessary to determine which markets and in what order those markets will be pursued. In agricultural uses, for example, the device could test for nutritional deficiencies or disease in livestock in a quick, cost-effective, and non-invasive manner by sampling breath. An effective artificial nose owes many of its potential applications to the lack of dependability of the human nose (subjectivity, health, fatigue, effect of previous exposure to odors, labor expense, time-of-day, etc.). In attempts to reduce variability in odor assessment, various artificial noses, benchtop and portable, have been evaluated for a variety of potential applications. Some of these applications have been successful and some unsuccessful. Odor assessment by artificial nose has been investigated for beer; wine; distilled spirits; milk; soymilk; fruits; vegetables; olive oil & vegetable fats; cosmetics; packaging (off-odors); bacterial fermentation; interior & exterior automobile odors; exhaust monitoring; malodors from animal facilities, wastewater treatment plants, & composting facilities; illegal drug manufacture; detection of buried bodies; etc. QualSec's management believes that successful development of its nanotech based artificial nose will allow the Company to penetrate most of these markets.*

*QualSec plans to market its products worldwide through established distributors in each industry and market segment.*

*The food processing industry could utilize our device to check for spoilage and other quality control issues. We believe that law enforcement, Coast Guard and US customs agencies can use our device very effectively for illegal drug detection and to quickly screen for drug use by suspects. Finally, business and environmental agencies can use the device to quickly detect the leakage of harmful substances into the environment.*

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

*QualSec's management expects that competition in the artificial nose business will be based on price, ease-of-use, portability, available applications, and, in particular, technical advantages. As stated above, QualSec is targeting a price of about $1,000 for its artificial nose instrument. This target is based on management's plans to use mostly off-the-shelf, inexpensive, proven components and to manufacture a single instrument for all applications. Competitor's prices begin at about $5,000 to $20,000 for a portable instrument, while sophisticated benchtop instruments are considerably more expensive ranging into the hundreds of thousands of dollars. QualSec's business strategy is to keep the cost of the instrument low, while selling its disks at market value, which is presently estimated to be about fifteen times direct cost. The minimum price is expected to be no less than three to five times direct cost. While there are many variations in product features that are currently on the market, QualSec has set objectives for its instrument (see foregoing discussion) that are superior to the collection of features of any particular competitor.*

***Competitors.*** *As previously discussed, earlier technologies and their products are being made obsolete by technical advances. While some E-nose products may survive and prosper in niche markets, QualSec management believes that most of the potential applications in medical diagnostics, homeland security, and other large markets will eventually be served by products based on nanotechnology because of its many technical advantages and potential for lower cost. Further, QualSec's management believes that continued obsolescence based on size reduction is unlikely because nanotechnology is the practical lower limit for molecular detection.*

*Thus, our potential competitors include those companies that are developing or are likely to develop nanosensors. At present, QualSec is aware of only three nanotechnologies that are useful for development of nanosensors for VOCs. These and companies known to be exploiting them are as follows:*

- *Carbon Nanotubes*
    - *Nanomix*
- *Carbon Nanowires*
    - *Nanosys*
- *Quantum Dots*
    - *Invitrogen (acquired Quantum Dot Corp.)*
    - *Evident Technologies*

*Nanomix is aggressively developing nanotube sensors for industrial and medical applications. A nanotube sensor system, however, has some significant problems that include:*

*1) extreme sensitivity to the environment – chemical and biological species in the vicinity of the nanotubes are likely to alter the electronic signal;*
*2) cost – each analyte requires a separate silicon chip transistor resulting in a practical limit to the size of the array;*
*3) the nanotubes currently use existing, off-the-shelf coatings (metal oxides, polymers, etc.),*

*which have known problems, e.g. sensitivity, selectivity, sensitivity to humidity and other gases, stability, robustness, reversibility, etc.*

*QualSec Management believes that Nanomix could be its major competitor. Nanomix is one of the leading companies in the nanotechnology field, appears to be well financed and has many products under development.*

*Nanosys is developing nanowire sensors. However, these sensors suffer the same problems as nanotube sensors, and Nanosys is known to be focused on developing other nanotechnologies for large market applications including flexible electronics, non-volatile memory(memory that survives the shut down of a computer or other device), fuel cells, solar cells and biological research materials. .Nanosys has been involved in nanotechnology for several years, is a medium sized competitor which, to the knowledge of Qualsec, is adequately funded and well respected, although Qualsec does not have information on the products of Nanosys that will compete directly with Qualsec.*

*Invitrogen and Evident Technologies are known to be developing quantum dot technologies. Quantum Dots are nanosize crystals that can emit many different colors when excited by ultraviolet light. QualSec management does not know if either company is actively developing sensors for VOCs. Evident Technologies is developing its EviFluors™ Technology, which uses antibodies modified to quantum dots. Using a single ultraviolet light excitation source, their quantum dots can be used to track a number of different proteins simultaneously in one sample. They have received a National Institute of Health grant to develop a quantitative assay to detect breast cancer. Such pursuits do not predict commercial competition. Invitrogen is a public company traded on NASDAQ under the symbol IVGN and a market capitalization of over $3 billion. It appears to be well established and well financed Evident Technologies is a medium sized private company and a leader in the quantum dot industry. Qualsec has no knowledge of Evident's financial condition, and to Qualsec's knowledge has no product under development similar to Qualsec, although Evident probably could produce such a product.*

*With respect to the Homeland Security applications, our principal competition consists of GE Security and Smiths Detection, a unit of London-based Smiths Group PLC , which manufactures the large "puffer portals" found at airport security checkpoints to check passengers. These machines are large enough that they need to be stationary, cost about $160,000, and test for a limited range of compounds. A few portable and handheld E-nose instruments are commercially available in the price range of about $5,000 to $20,000. In addition to high cost, all have more than one of the problems previously discussed. We expect our device to be fully portable, cost less than $1,000 and test many times greater number of compounds. Smith's Group PLC is very large and one of the dominant players in their field. To Qualsec's knowledge Smith's Group PLC have unlimited funding available.*

*The TSA also employs Explosive Trace Detection Machines ("ETD"s) to check suspicious items at security checkpoints. The following is quoted from a notice for a June 29, 2006 U.S. House Aviation Subcommittee hearing: "ETD machines are roughly the same size as a common laser printer and cost only a few thousand dollars. ETD machines can detect minute traces of explosive residue, which may have been transferred to baggage surfaces through direct or indirect contact. While the ETD machines themselves have extremely high detection rates and very low false-positive rates, the process for collecting trace samples is slow, very labor intensive, and highly susceptible to human error. Currently, there are over 7,400 ETD machines deployed." QualSec believes that its* *device will be less costly, costing less than $1,000, and be much quicker and more reliable because our device can sample air from specific areas and does not need swiping of specific areas.*

*QualSec understands that a technology being developed by New York-based L-3 Communications Holdings Inc. would check for explosives by analyzing material on traveler's skin and clothing when they push a short swinging gate. L-3 Communications Holdings is listed on the New York Stock Exchange under the symbol LLL and is one of the world's largest defense and aerospace contractors.*

*Osmetech's SAW detection systems detects volatile chemicals emitted by bacteria and is being marketed to detect early stage pneumonia, urinary tract infections and bacterial infections. We believe our device will be more accurate and less costly. Osmetech is listed on the London Stock Exchange under the symbol OMH and is a medium sized company with adequate access to financing. Osmetech does not have competing products but probably could develop such products.*

*Most of QualSec's potential competitors are larger, better financed, and many have established markets and market relationships. Most, however, have multiple product lines and do not focus their resources entirely on their artificial nose products. Further, only a few competitors offer handheld or portable instruments. Most of these employ older, obsolete technologies. QualSec's management believes that a market opportunity exists for its proposed artificial nose product. QualSec's management believes that its artificial nose product will compete on the basis of price, ease-of-use, portability, available applications, and, in particular, technical advantages.*

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

*Management intends to develop marketing relationships with established, worldwide distributors in target markets. QualSec plans to sponsor a marketing study to prioritize target markets and identify the key distributors and their marketing contacts in each target market. Thereafter, management will employ proven networking procedures including attendance at trade shows to establish working relationships with target contacts and negotiation of distribution agreements with the key distributor. We plan to commence marketing initially to the US Homeland Security Department or to contractors who supply that department. We plan to market by personal contact with agency officials and contractors. To date, we have not conducted any marketing studies, but intend to do so prior to developing applications for target markets and initiating a broad marketing program.*

*We have no sales contracts at this time*

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $_________
(a recent date)
As of ____/____/____ $_________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

*We do not have any orders for our products and we have no backlog.*

(f) to date the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

*We currently have only two employees, Dr. Kelton and Mr. Hand. We intend to hire 1 person in administration, 2 in research and development and 0 in sales up on conclusion of this offering. All of these employee estimates are assuming a full time basis. We have no firm plans on incentive or benefit plans but we intend to offer a stock option plan. We believe these employee levels will be sufficient for the next 12 months. In addition, some of our research and development may be outsourced to researchers at Utah State University, in Logan, Utah.*

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

*We lease a two-room office in North Logan, Utah for $500 per month, on a lease cancelable on 60 days' notice. We think this space is adequate for the next 12 months.*

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

*Our technology is proprietary. We intend to file for patent protection on our technology and* *we believe our patent position is strong. The inventor of the patent is our officer and director who will assign all rights to the patent application and other intellectual property rights to QualSec. We will also rely on trade secrets and other confidential information developed in the future. Employees, contract researchers and suppliers will be required to sign confidentiality and work-for-hire agreements to safeguard our proprietary technology.*

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

*The Homeland Security product is not subject to any governmental regulation, but the marketing of the device for medical diagnostic use will require approval of the FDA. The FDA classifies medical devices as either Class I, Class II or Class III devices. Most Class I devices are exempt from the FDA approval process. Class II devices cannot be marketed unless in an exempt subclass or unless the manufacturer provides a 90 day notification process with the FDA (known as a 510(k) filing) and Class III need pre-market approval (PMA) before marketing. In any event, FDA regulations require medical devices to be safe, effective, and to be manufactured in accordance with certain quality standards, and requires that compliance with FDA standards be documented. We believe that our device will be classified as a Class I or Class I device and will only need to comply with the 510(k) procedure. More information about the FDA's requirements can be found at the FDA's website at http://www.fda.gov/cdrh/ode/index.html.*

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

*There are no subsidiaries*

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

*We were organized in October 2006. There have been no mergers or acquisitions nor any recapitalizations, and none are contemplated.*

4(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

| Event or Milestone | Expected manner of Occurrence or method of achievement | Date or number of months after receipt of proceeds when should be accomplished |
|---|---|---|

*1. Complete prototype        Engineering design        Six*

*Completion of a prototype "working model" will require an estimated 6 months after the receipt of proceeds of $300,000 from this offering. As set forth in Item 3, the design of the prototype involves no novel design issues. QualSec will employ several engineers to design the device and begin development of new sensing compounds. .The specific steps in the process are outlined as follows: however, Qualsec may modify these steps during the design process.*

*A. Buy several portable CD players for parts and case.*
*B. Cast a plastic handle using plastic resin and a mold produced by hand.*
*C. Modify lid to increase depth*
*D. Buy a small DC centrifugal fan from computer supply store and mount on the lid*
*E. Design and build circuit board with connections for USB port and smart card.*
*F. Write software to control laser head and translate the results.*
*G. Buy blank CDs, gel compound and chemical components for sensing compounds. Apply compound to CDs, test, and modify software to adjust sensitivity.*
*H. Collect published technical information on the composition of testing compounds.*
*I. Develop new compounds*

*If we are delayed in developing a prototype, we will not be able to continue in business without the infusion of additional amounts of cash. The terms of any additional financing cannot be predicted and could involve the issuance of securities at a lower price than the common stock offered hereby, or with rights superior to the common stock.*

*2. Commence Homeland Security marketing        Meet with appropriate governmental officials        Six*

*This stage will not involve the expenditure of a significant amount of cash, the identity and contact information for the personnel at Homeland Security responsible for purchasing in airport security area is not difficult to ascertain. We believe that a working model will facilitate these meetings, because it will be able to demonstrate (either live or through a video presentation) the ease of use, portability, adaptability, and efficiency of our device to the appropriate governmental officials. If we are unable to market our product we will not have any sales and will not be able to continue operations.*

*3. Begin manufacturing        Manufacturing engineering; Establish and document FDA "good manufacturing practices"        Twelve*

*This milestone will require approximately $2 million commencing six months from the receipt of funds from this offering. Every component will have to be sourced and/or redesigned for manufacturing. For example, for purposes of the prototype, the air circulating fan can be purchased at any electronics store for under $10. That fan will work sufficiently well in a working model, but selection of the fan for the manufactured product will involve several more factors, including volume price, reliability, and locating the source of the fan; current draw; duty cycle (fan will be operated intermittently and not continuously, so fan can be cheaper), electromagnetic interference, etc. QualSec may be required to commit to purchase a minimum quantity and make an advance payment to secure the supply. Qualsec has not had any discussions with any potential suppliers. All of the components for the device are either off the shelf items (motors, fans, disk lasers) or easily* *designed and manufactured (cases, circuit boards) and are each available from hundreds of suppliers.*

*If we are unable to have the device manufactured timely or on a cost effective basis we will not be able to supply our sales and we will cease operations, resulting in a total loss of your investment.*

*Documentation for FDA good manufacturing processes will probably be outsourced to a consultant that specializes in producing such documentation.*

| | | |
|---|---|---|
| *4. Begin medical device Marketing* | *Identify most promising applications; file 510(k) Application;* | *Twelve* |

*Marketing to the medical device users will require about $1.5 million in cash and can, but is not required to, commence about twelve months after the receipt of proceeds from this offering. The FDA application will be outsourced to an outside FDA consultant. QualSec will need to identify distributors for the applications it deems most promising. For example, if the device is marketed for lung cancer screening, hospitals, oncologists, and internists would be the most likely target. If we are unable to successfully market the medical device users, we will not have sales to the medical device market.*

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

*Our operations have been limited to development of our technology. We have no sales or contracts for sales and have performed no marketing. Homeland Security sales will be dependent on the government procurement cycle, which in general involves a one-year lead time from awarding contracts until sales can be made. We believe that 18 months after receipt of the initial funding of $300,000, and receipt of the additional $4.5 million in financing commencing 6 months thereafter, will be required to reach sales and a break even point. If we encounter a long delay in obtaining governmental contracts for our device this date will be accordingly pushed back. We will commence some level of marketing for Homeland Security applications immediately, but we cannot expect to facilitate firm contracts without a prototype.*

*We could encounter delays in obtaining FDA clearance for our device if we cannot prepare the required documentation for filing of the 510(k).*

*Any delay will require that we raise additional equity funding in order to continue operations. We do not have any agreements or understandings for any such additional financing.*

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

*$0, as we are newly organized.*

*$0* *($0 per share)*

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

*We had no profits so this item is inapplicable.*

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share

=(price/earnings multiple)

7.(A) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

*$0 ($0 per share)*

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

*not applicable.*

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

*We sold 140 million shares of common stock to two persons, our officers and directors, for the contribution of patent rights valued at $10,000.*

8.(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

*If the maximum is sold: 17.6%*

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

*If the maximum is sold: $1,700,000* *

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

*NONE.*

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

*NONE.*

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.(a) The following table sets forth the use of the proceeds from this offering. Please note that Qualsec is raising $300,000 in gross proceeds if the maximum offering is raised. Pending effectiveness of this Offering Circular, an officer/director has loaned $200,000 to Qualsec. This $200,000 will be used for the same purposes as if raised by Qualsec in this Offering Circular, and the $200,000 will be repaid to the officer/director out of the proceeds of this offering, as set forth below. :

*Maximum Offering*

| | |
|---|---|
| *Total Proceeds* | *$300,000* |
| *Less offering expenses(1)* | *5,000* |
| *Net proceeds* | *$295,000* |

*Use of Proceeds:*

| | |
|---|---|
| *Repayment of Debt to officer(2)* | *$200,000* |
| *Engineering and design of prototype(3)* | *20,000* |
| *Marketing* | *40,000* |

| | |
|---|---|
| *General and Administrative* | *35,000* |
| *Total Proceeds* | *$ 295,000* |

*<u>Footnote 1 to Use of Proceeds Table.</u> Offering expenses include legal expenses of $1,000, blue sky filing fees of $400 and the remainder for printing and mailing costs. No finders or sales commissions will be paid. The offering will be made by the officers and directors without compensation.*

*<u>Footnote 2 to Use of Proceeds Table.</u> An officer and director, Joel Hand, has loaned $200,000 to Qualsec through May 17, 2007, and may loan an additional $100,000 to Qualsec. Qualsec has agreed to repay Mr. Hand out of the proceeds of this offering to the extent such proceeds exceed $100,000. The first $100,000 from this offering will be utilized by Qualsec, and only after such $100,000 has been raised will any offering proceeds be used to repay Mr. Hand. The $200,000 in funds loaned by Joel Hand* ***are being used*** *and* ***will be used*** *by Qualsec for engineering and design of prototype (a total of $120,000 of the $200,000), marketing (a total of $20,000 out of the $200,000)) and General and Administrative expenses (a total of $60,000 out of the $200,000). Therefore, to restate, there will be $300,000 in gross proceeds if the maximum offering is raised, resulting in $295,000 in net proceeds after payment of $5,000 in offering expenses Qualsec originally planned to spend the $295,000 in net proceeds on engineering and design of prototype ($140,000), marketing ($60,000) and general and administrative ($95,000). However, instead of waiting until this Offering Circular was declared effective, and the offering could be completed, Qualsec decided to begin developing the prototype immediately. An officer/director agreed to loan up to the entire $300,000 to Qualsec provided he would be repaid out of the offering. As of May 17, 2007 $200,000 had been loaned. In fact this $200,000 was deposited in Qualsec's bank account, and Qualsec has been using this money for the purposes specified above; eg, $120,000 is being spent for engineering and design of the prototype, $20,000 is being spent for marketing, and $60,000 is being spent for general and administrative expenses.*

*<u>Footnote 3 to Use of Proceeds Table</u>. Engineering and design of prototype includes compensation paid to engineering and scientific personnel on an independent contractor basis; costs of materials and test equipment. Marketing costs include travel, attendance at trade shows, telephone and marketing brochures. General and administrative costs include salaries of $6,500 per month, rent of $500 per month, telephone and internet expense of about $100 per month (all estimated based on commencement of such expenses in November 2006 and assuming funding of this offering occurs in April 2007 and the prototype is completed in October 2007, or 11 months); and the remainder of $16,900 for equipment, supplies and other expenses.*

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

*If we receive less than the maximum offering we will spend the first dollars received predominately on Engineering, then on Marketing, and officers and directors will fund General and Administrative expenses from personal resources. By way of illustration, QualSec intends to spend the first $200,000 received as follows:*

*Receipt of $100,000 - First $20,000 on engineering and then $35,000 on general and* *administrative, with the remainder on marketing;*

*Receipt of second $100,000 and thereafter – On repayment of debt to affiliate.*

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

*Mr. Joel Hand, President, has loaned $200,000 through April 12, 2007 to bridge QualSec's cash needs pending completion of the offering. He has agreed to bridge the entire $300,000 to the extent that the offering is not raised. The loan does not bear interest at this time. If the maximum offering is not successful, and Mr. Hand funds part of the $300,000, he has indicted that this payable will become a note of 8% convertible into common stock at 75% of the initial trading price of QualSec common stock.*

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

*To the extent Mr. Hand has advanced funds to QualSec, he will be repaid from the offering. As of April 12, 2007 he has advanced $200,000.*

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

*Not applicable.*

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

*To the extent Mr. Hand has advanced funds to QualSec, he will be repaid from the offering. As of April 12, 2007 he has advanced $200,000.*

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid

within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

*We do not expect to have any liquidity problems. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement. We have no trade payables. We have no unsatisfied judgments, liens or settlement obligations.*

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

*We will need an additional $4,500,000 to meet our funding requirements over the next 18 months from completion of this offering. We do not have any agreement or arrangement for such funds and expect to sell additional debt or equity securities to obtain those funds.*

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

| | | *Amount Outstanding as of December 31, 2006(1)* | | *As adjusted for Maximum Offering* |
|---|---|---|---|---|
| *Debt:* | | *$* | *$* | |
| *Short-term debt* | | *99,301* | | *19,301* |
| *(average interest rate 0%)* | | *0* | | *0* |
| *Long-term debt (average interest rate ___%)* | | *0* | | *0* |
| *Total debt* | | *99,301* | | *19,301* |
| *Stockholders equity (deficit):* | | | | |
| *Preferred Stock, unlimited authorized, none outstanding, no par value* | *$* | *0* | *$* | *0* |
| *Common stock, no par, unlimited Shares authorized, 140,000,000 and 170,000,000 shares issued and Outstanding* | *$* | *1* | *$* | *300,001* |
| *Retained earnings (deficit)* | | *(31,173)* | | *(31,173)* |

| | | | | |
|---|---|---|---|---|
| *Total stockholders equity (deficit)* | | *(31,172)* | | *268,828* |
| *Total Capitalization* | *$* | *68,129* | *$* | *288,129* |

*(1)* *(1) Please note that these amounts are given as of December 31, 2006, whereas the amount of debt, retained earnings and other amounts in this table will be different after that date. The amount of debt as of December 31, 2006 includes $80,000 in related party debt which will be repaid out of the proceeds of the offering. The amount due as of May 17, 2006 to the related party for amounts advanced was $200,000, all of which will be repaid from the maximum offering.*

Number of preferred shares authorized to be outstanding:

*Unlimited*

Number of common shares authorized: *unlimited shares.*

Par or stated value per share, if any: *no par value*

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:
*0 shares.*

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X ] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________________
[ ] Other:______________________________________________________

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [ X ] No
If so, state conversion price or formula.

Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17.(a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ________%

If interest rate is variable or multiple rates, describe: ______________________

(2) What is the maturity date? ____/____/____

If serial maturity dates, describe: ____________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____________________________________________________

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ________________________________

(6) Are the securities collateralized by real or personal property?

[ ] Yes [ ] No

Describe: ____________________________________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

*This section is inapplicable since common stock is being offered.*

Last Fiscal Year

| | Actual | Pro Forma | |
|---|---|---|---|
| | | Minimum | Maximum |
| Earnings | | | |
| Fixed Charges= | | | |
| If no earnings show "Fixed Charges" only | | | |

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

*This section is inapplicable since common stock is being offered.*

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable?
[ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

*None*

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

*$ 0*

## PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

*There are no selling agents.*

Name:______________________
Address:____________________
Telephone No.:______________

Name: ________________
Address: ______________
Telephone No.: ________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

*No compensation will be paid. This offering is being self underwritten by QualSec. QualSec will apply to have its shares of common stock registered on the Pink Sheets LLC immediately after the date of this offering circular. We anticipate once the shares are trading on the Pink Sheets LLC the purchaser may resell their shares directly into any market created. Selling stockholders will offer their shares at $.01 per share until the common stock is trading on the OTC Bulletin Board at which time the prices the selling stockholders will receive will be determined by the market conditions. Selling stockholders may also sell in private transactions. QualSec cannot predict the price at which shares may be sold or whether the common stock will ever trade on any market. The shares may be sold by the selling stockholders, as the case may be, from time to time, in one or more transactions. QualSec does not intend to enter into any arrangements with any securities dealers concerning solicitation of offers to purchase the shares.*

*Commissions and discounts paid in connection with the sale of the shares by the selling stockholders will be determined through negotiations between them and the broker-dealers through or to which the securities are to be sold and may vary, depending on the broker-dealers fee schedule, the size of the transaction and other factors. The separate costs of the selling stockholders will be borne by them. The selling stockholders will, and any broker-broker dealer or agent that participates with the selling stockholders in the sale of the shares by them may be deemed an "underwriter" within the meaning of the Securities Act, and any commissions or discounts received by them and any profits on the resale of shares purchased by them may be deemed to be underwriting commissions under the Securities Act. In the event any selling stockholder engages a broker dealer to distribute its shares, and the broker dealer is acting as underwriter, QualSec will be required to file a post effective amendment containing the name of the underwriter.*

*Regulation M prohibits certain market activities by persons selling securities in a distribution. To demonstrate their understanding of those restrictions and others, selling stockholders will be required, prior to the release of unlegended shares to themselves or any transferee, to represent as follows: that they have delivered a copy of this prospectus, and if they are effecting sales on the Electronic Bulletin Board or interdealer quotation system or any electronic network, that neither they nor any affiliates or person acting on their behalf, directly or indirectly, has engaged in any short sale of QualSec common stock; and for a period commencing at least 5 business days before his first sale and ending with the date of his last sale, bid for, purchase, or attempt to induce any person to bid for or purchase QualSec common stock.*

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

*Not applicable.*

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: *Joel Hand*
Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435)731-0566*

Name: *Dr. Arden A. Kelton*

Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435) 731-0566*

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

*Not applicable.*

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

*Not applicable.*

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

*Not applicable.*

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

*Not applicable.*

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and

when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

*QualSec has never paid dividends, made distributions on its stock or redeemed its securities.*

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer & President

Name: *Joel Hand*
Age: *46*

Office Street Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
T*elephone No.: (435) 731-0566*

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

*Beginning in September, 2006, Mr. Hand has devoted his efforts full time to the development of QualSec. He is also a director since inception. Prior to that, and since 1990, Mr. Hand has been a practicing attorney in La Jolla, California and Chapel Hill, North Carolina, advising development stage companies in financing, intellectual property and corporate governance.*

Also a Director of the Company [ X ] Yes [ ] No

Education (degrees, schools, and dates): *Mr. Hand received a JD from Loyola University School of Law in 1988 and a BA from Occidental College in 1985.*

30. Chief Operating Officer:

Name: *Arden A. Kelton, PhD.*
Age: *69*

Office Street Address: *1770 N. Research Pky. Suite 181, North Logan, Utah 84341*
Telephone No.: *(435) 713-0566*

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Also a Director of the Company [ X ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

***Dr. Kelton*** *has been Director of Research, Chief Operating Officer and Director since inception. From 2003 to September 2006 he was retired and was developing the QualSec technology.*

*From 2002 to 2003, he was CEO and Director of Osprey Data Systems Corporation, San Clemente, California. He developed an "electronic-nose" company with newly developed and demonstrated technology and ready-to-manufacture products with applications in homeland security, healthcare, petrochemical, food processing, law enforcement, agricultural and other industries. From 2001 to 2002, he was CEO and Director of NeoPax, Inc, based in North Logan, Utah. This Biotech company developed molecular technology for capturing pathogenic bacteria and toxins for commercial, military and industrial applications. From 1998 to 2001 He was interim President and was CEO, and Director of Apomyx, Inc. Based in North Logan, Utah, Apomyx developed new technology for inducing apomixes in commercial crops.*

*From 1995 to 1997,* ***Dr. Kelton*** *served as President of DNA Technologies Inc. (DNA inks used for anti-counterfeiting). From 1993 to 1995,* ***he*** *served as President of Nucleic Assays Corp., (DNA/RNA assays for detection of infectious and genetic diseases). In 1992 and 1993,* ***Dr. Kelton*** *served as President and arranged the sale of Synorex Incorporated (transdermal drug delivery), which had ceased business operations prior to Dr. Kelton's association. From 1988 to 1991,* ***he*** *served as president of Lamplighter Industries Inc. (manufactured and sold electroluminescent lighting products). In 1982,* ***Dr. Kelton*** *founded Environmental Diagnostics Inc. (renamed Editek Inc.) (immunoassay diagnostic screening tests for agricultural and environmental contaminants), and* ***he*** *served as its President until 1987. In 1985, Environmental Diagnostics formed Disease Detection International Inc. (immunoassay tests for detection of infectious diseases in humans and animals) where* ***Dr. Kelton*** *served as President 1985 to 1987. In 1979,* ***Dr. Kelton*** *founded Immutron Inc. (automated immunoassay diagnostic system) since renamed Spectrum Laboratories Inc., and served as its President until 1982. Prior to 1979,* ***Dr. Kelton*** *was employed as a principal staff engineer and scientist by McDonnell-Douglas Astronautics involved primarily in the management and financing of biotechnology and basic research projects.* ***Dr. Kelton*** *is a co-inventor on five patents.*

Education (degrees, schools, and dates):

***Dr. Kelton*** *received* ***his*** *Ph.D. degree in Medical Physics from UCLA in 1969, M.S. in Radiological Science from UCLA in 1966, and B.S. in Physics and Mathematics from the University of Wisconsin at Eau Claire in 1959.*

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

*Not applicable because individual will be employed full time.*

31. Chief Financial Officer:

*We do not have a chief financial officer at this time.*

Title: ______________________

Name: ____________________
Age: __________________

Office Street Address:

______________________________
Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A)
Name: __________________________
Age: _________________
Title: ______________________________________

Office Street Address:

_________________________________
Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B)
Name: __________________________
Age: ______________
Title: ______________________________________

Office Street Address:

__________________________________
Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

## DIRECTORS OF THE COMPANY

33. Number of Directors:

2.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

*Not applicable.*

34. Information concerning outside or other Directors (i.e. those not described above):

*Not applicable. There are no outside directors.*

(A)
Name: ______________________________
Age: __________
Title: ______________________________

Office Street Address:

______________________________

Telephone No.:
(___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

*Not applicable.*

(B)
Name: ______________________________
Age: __________
Title: ______________________________

Office Street Address:

______________________________

Telephone No.:
(___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

(C)
Name: ______________________________
Age: __________
Title: ______________________________

Office Street Address:

______________________________

Telephone No.:

(___)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35.(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [ X ] No Explain:

*Not applicable.*

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

*Both Dr. Kelton and Mr. Hand have extensive experience in development stage company formation, development and management, as set forth in their job histories.*

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

*Not applicable.*

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

*Not applicable.*

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

*Not applicable.*

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

## PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

*The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by QualSec to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of QualSec's directors and executive officers. The Percentage After Offering assumes the sale of all shares offered. Unless otherwise noted below, QualSec believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. The shares were all acquired for technology valued at $.00007 per share.*

| *Name and Address* | *Common Stock* | *Percentage Before Offering* | *Percentage After Offering* |
|---|---|---|---|
| *Arden A. Kelton, PhD.* | *70,000,000* | *50%* | *41.2%* |
| *Joel Hand* | *70,000,000* | *50%* | *41.2%* |

*Dr. Kelton and Mr. Hand are "founders" and "promoters" of QualSec. Dr. Kelton and Mr. Hand each hold 50% of our common stock and are "affiliates" of QualSec. The address of these persons is 1770 N. Research Pkwy. Suite 181, North Logan, Utah 84341*

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

*Not applicable.*

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

*Not applicable.*

40.(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

| | Cash | Other |
|---|---|---|
| Chief Executive Officer | *$ 0* | *$0* |
| Chief Operating Officer | *$6,000* | *$0* |
| Chief Accounting Officer | *$ 0* | *$0* |
| Key Personnel: *None* | | |
| Others: *None* | | |
| Total: | *$0* | *$0* |
| Directors as a group number of persons) *2* | *$0* | *$0* |

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

*In 2006 Dr. Kelton received $6,000 in cash and $6,500 was deferred for the one month in 2006 for which services were provided. Mr. Hand's entire $12,500 due for 2006 was deferred.*

(c) If any employment agreements exist or are contemplated, describe:

*Dr. Kelton and Mr. Hand each have an employment agreement dated effective November 27, 2006 The substantive terms of the agreements are identical. The term of the agreements is three years with automatic renewals for additional one year terms. Compensation is $150,000 per year, with $78,000 of such amount to be deferred until such time as Qualsec obtains funding additional to that provided by this offering. If mutually agreed QualSec can pay employment compensation in QualSec common stock, at a value to be agreed upon. The employment agreement may be terminated by QualSec for Cause, as defined. If terminated other than for Cause, the employee is entitled to receive the greater of (i) fifty percent of the total aggregate remaining unpaid portion of his then* *current salary and benefits as specified under the agreement due for its remaining term, or (ii) employee's then current salary for a period equal to twelve months, plus pay any earned bonus and continue to pay the employee's benefits for twelve months. QualSec may terminate the employment agreements after November 2007 if a prototype of the Company's first product has not been demonstrated to the satisfaction of the Company's Board of Directors, or after November 2008 if a manufacturing prototype has not been produced and manufacturing agreements have not been secured by that time. The employee will be entitled to reimbursement of employment related expenses and any relocation expenses.*

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

*0* shares (*0%* of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

*Not applicable.*

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: *20,000,000 shares.*

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
*Mo approval is required.*

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

*Not applicable*

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

## LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the

merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

*Not applicable.*

## FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

*Not applicable.*

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone No. (___)___-__________

Note:Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

## MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

*Not applicable.*

## FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The financial statements are appended to this offering circular.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

*Not applicable.*

48. Describe any trends in the Company's historical operating results. Indicate any

changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

*Not applicable since we have no operating results.*

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %.

*Not applicable since we have had no sales.*

What is the anticipated gross margin for next year of operations?
Approximately ______ %.

*We cannot forecast this because we have not developed or costed out the device.*

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %.

*Not applicable since we have no sales.*

Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

*Not applicable since we have no sales.*

* * * * * * * * * * *

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part,

except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.
Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1)Balance Sheet — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

*The balance sheet is appended to this offering circular.*

(2)Statements of income, cash flows, and other stockholders equity — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.
Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

*The statement of operations is appended to this offering circular.*

(3)Financial Statements of Businesses Acquired or to be Acquired.

*Not applicable.*

(a)Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i)Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

*Not applicable.*

(ii)Consummation of a significant business combination to be accounted for as a pooling is probable.

*Not applicable.*

(b)A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)(i)The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

*Not applicable.*

(ii)These financial statements need not be audited.

(iii)The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

*Not applicable.*

(iv)If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

*Not applicable.*

(d)If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

*Not applicable.*

(e)This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4)Pro Forma Financial Information.

*Not applicable.*

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

*Not applicable.*

(ii)After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

*Not applicable.*

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

*Not applicable.*

(c)Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

*Not applicable.*

(i)If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii)If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

*Not applicable.*

## PART III — EXHIBITS

Item 1.

Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b)Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d)Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1)Underwriting Agreement — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

*Not applicable.*

(2)Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

*The Articles and Bylaws are filed with the original filing and with amendment no. 2 as exhibits 2.1 and 2.2 respectively.*

(3)Instruments defining the rights of security holders —

(a)All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

*Not applicable.*

(b)The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

*Not applicable.*

(4)Subscription agreement — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

*Not applicable.*

(5)Voting trust agreement — Any voting trust agreements and amendments thereto.

*Not applicable.*

(6)Material contracts

(a)Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b)If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c)Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

*The 2006 Stock Option Plan is attached as Exhibit 6.1with the original filing and with amendment no. 2.*
*Employment Agreement between the issuer and Arden A. Kelton, PhD. Filed as Exhibit 6.3 with the amendment number 1 and with amendment no. 2 .*
*Employment Agreement between the issuer and Joel Hand. Filed as Exhibit 6.3 with the amendment number 1 and with amendment no. 2 .*
*Funding letter from Joel Hand. Filed as Exhibit 6.4 with the amendment number 1 and with amendment no. 2 .*

(7)Material foreign patents — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

*Not applicable.*

(8)Plan of acquisition, reorganization, arrangement, liquidation, or succession — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

*Not applicable.*

(9)Escrow agreements — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

*Not applicable.*

(10)Consents —

(a)Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

*Not applicable.*

(b)Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

*Not applicable.*

Consent and Certification by Underwriter

1.The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2.The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3.If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary

Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____________________________________
(Underwriter)
By ______________________________________

*Not applicable as there is no underwriter for this offering.*

Date ____/____/____

(d)All written consents shall be dated and manually signed.

(11)Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

*Opinion of counsel filed as Exhibit 11.1with original filing and with amendment no. 2. Revised exhibit filed with amendment no. 3.*

(12)Sales Material — Any material required to be filed by virtue of Rule 256.

*Not applicable.*

(13)"Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.

*Not applicable.*

(14)Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.

*Not applicable.*

(15)Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

*15.1 Power of Attorney of Arden Kelton, PhD. Filed with amendment no. 2. .*

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Logan, State of Utah, on May 22April 14, 2007.

**QUALSEC**

By Joel Hand, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arden A. Kelton *

/s/ Dr. Arden A. Kelton, Secretary, Chief Operating Officer and Director *

By /s/ Joel Hand, President, Chief Executive Officer and Director

*By Joel Hand, attorney-in-fact

# QUALSEC
*[A Development Stage Company]*
# BALANCE SHEET
## ASSETS

| | | As of December 31, 2006 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 65,484 |
| Prepaid rent | | 500 |
| Total Current Assets | | 65,984 |
| **PROPERTY AND EQUIPMENT, net of depreciation of $51** | | 2,144 |
| **OTHER ASSET- Technology rights** | | 1 |
| | $ | 68,129 |

## LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | | 300 |
| Accounts payable-related party | | 19,001 |
| Note payable related party | | 80,000 |
| | $ | 99,301 |
| **STOCKHOLDERS' EQUITY (DEFICIT):** | | |
| Common stock, no par value, unlimited number of shares authorized, 140,000,000 shares issued and outstanding | | 1 |
| Preferred Stock, no par value, unlimited number of shares authorized, 0 shares issued and outstanding | | |
| Deficit accumulated during the development stage | | (31,173) |
| Total Stockholders' Equity (Deficit) | | (31,172) |
| | $ | 68,129 |

The accompanying notes are an integral part of this financial statement.

**QUALSEC**
*[A Development Stage Company]*
**STATEMENT OF OPERATIONS**

| | From Inception on October 18, 2006 Through December 31, 2006 |
|---|---|
| **REVENUE** | $ - |
| **EXPENSES-General and Administrative:** | 31,173 |
| Total Expenses | 31,173 |
| **INCOME (LOSS) BEFORE INCOME TAXES** | (31,173) |
| **CURRENT TAX EXPENSE** | - |
| **NET INCOME (LOSS)** | $ (31,173) |
| **INCOME (LOSS) PER COMMON SHARE** | $ (.00) |
| Basic and diluted<br>Weighted average number of<br>Shares outstanding | 140,000,000 |

The accompanying notes are an integral part of this financial statement.

**QUALSEC**
*[A Development Stage Company]*
**STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)**

**FROM THE DATE OF INCEPTION ON OCTOBER 18, 2006**

**THROUGH DECEMBER 31, 2006**

| | Common Stock | | Preferred Stock | | Deficit Accumulated During the Development Stage | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Stage | Total | |
| **BALANCE,** October 18, 2006 | - | $ - | - | $ - | $ - | $ - | $ - |
| Common stock issued for Technology rights of $1 or $.000000007 per share, October 18, 2006 | 140,000,000 | 10,000 | - | - | | - | - |
| Net income (loss) for the period ended December 31, 2006 | - | - | - | | (31,173) | | |
| **BALANCE,** December 31, 2006 | 140,000,000 | $ 1 | - | $ 0 | $ (31,173) | $-$(31,172) | |

The accompanying notes are an integral part of this financial statement.

**QUALSEC**
[A Development Stage Company]
**STATEMENT OF CASH FLOWS**

| | | Unaudited From Inception on October 21, 2006 Through December 31, 2006 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net loss | $ | (31,173) |
| Adjustments to reconcile net income (loss) to net cash used by operating activities: | | |
| Depreciation | | 51 |
| Increase in prepaid expenses | | (500) |
| Increase in accounts payable | | 300 |
| Increase in accounts payable-related party | | 19,001 |
| Net Cash (Used) by Operating Activities | | (12,321) |
| **Cash Flows from Investing Activities** | | |
| Purchase of equipment | | (2,195) |
| Net Cash Provided by Financing Activities | | (2,195) |
| **Cash Flows from Financing Activities** | | |
| Proceeds from note payable related party | | 80,000 |
| Net Cash Provided by Financing Activities | | 80,000 |
| **Net Increase in Cash** | | 65,484 |
| **Cash at Beginning of Period** | | - |
| **Cash at End of Period** | $ | 65,484 |
| **Supplemental Disclosures of Cash Flow Information:** | | |
| Cash paid during the period for: | | |
| Interest | $ | - |
| Income taxes | $ | - |

**Supplemental Schedule of Non-cash Investing and Financing Activities:**

For the period from inception on October 21, 2006 through December 31, 2006:

In October 2006, the Company issued 140,000,000 shares of common stock in exchange for technology rights.

The accompanying notes are an integral part of this financial statement.

**QUALSEC**
*[A Development Stage Company]*

## NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization** – QualSec (the "Company") was organized under the laws of the State of Wyoming on October 21, 2006. The Company is developing an electronic olafactory device. The Company has not yet generated any revenues from planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

**Fiscal Year** - The Company's fiscal year-end is December 31.

**Cash and Cash Equivalents** - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

**Advertising Costs** - Advertising costs are charged to operations when incurred. The Company has not yet incurred any advertising costs.

**Stock-Based Compensation** - The Company has one stock-based employee compensation plan [*See Note 2*]. The Company accounts for its plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. The Company has not issued any stock options or warrants.

**Organization Costs** - Organization costs, which reflect amounts expended as of December 31, 2006, were expensed as incurred.

**Income Taxes** - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [*See Note 3*].

**Loss Per Share** - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [*See Note 6*].

**Accounting Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *[Continued]*

**Recently Enacted Accounting Standards -** In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires "retrospective application" of the direct effect of a voluntary change in accounting principle to prior periods' financial statements where it is practicable to do so. SFAS 154 also redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 unless adopted early. We do not expect the adoption of SFAS 154 to have a material impact on its consolidated financial position, results of operations or cash flows, except to the extent that the statement subsequently requires retrospective application of a future item.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS No. 155"), which amends Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. We do not expect the adoption of SFAS 155 to have a material impact on its consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets* ("SFAS No. 156"), which amends FASB Statement No. 140 ("SFAS No. 140"). SFAS 156 may be adopted as early as January 1, 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after September 15, 2006 (e.g., January 1, 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said FAS No. 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. We do not expect the adoption of SFAS 155 to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2006, the FASB issued SFAS No. 157, "Statement of Financial Accounting Standards" ("SFAS 157"). The purpose of SFAS 157 is to provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings for the period. SFAS No. 157 also provides guidance on the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This changes the definition of fair value to be the price that would be received to sell an asset or paid to transfer a liability, an exit price, as opposed to the price that would be paid to acquire the asset or received to assume the liability, an entry price. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods with those fiscal years (e.g., January 1, 2008, for calendar year-end entities.) We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Statement of Financial Accounting Standards" ("SFAS 158") which amends SFAS No. 87, 88, 106, and 132(R). Post application of SFAS 158, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost. SFAS 158 requires amounts to be recognized as the funded status of a benefit plan, that is, the difference between plan assets at fair value and the benefit obligation. SFAS 158 further requires recognition of gains/losses and prior service costs or credits not recognized pursuant to SFAS No. 87 or SFAS No. 106. Additionally, the measurement date is to be the date of the employer's fiscal year-end. Lastly, SFAS 158 requires disclosure in the financial statements effects from delayed recognition of gains/losses, prior service costs or credits, and transition assets or obligations. SFAS No. 158 is effective for years ending after December 15, 2006 for employers with publicly traded equity securities and as of the end of the fiscal year ended after June 15, 2007 for employers without publicly traded equity securities. We do not expect the adoption of SFAS No. 158 to have a material impact on our consolidated financial position, results of operations or cash flows.

## NOTE 2 - CAPITAL STOCK

**Common Stock -** The Company has authorized an unlimited number of shares of no par value common stock and preferred stock. In October 2006, in connection with its organization, the Company issued 140,000,000 shares of their previously authorized but unissued common stock to two individuals who are officers/shareholders of the Company. The shares were issued for technology rights valued at $1.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 2 - CAPITAL STOCK *[Continued]*

**Stock Option Plan -** In October 2006, the Board of Directors adopted and the stockholders at that time approved the 2006 Stock Option Plan ("the Plan"). The Plan provides for the granting of qualified and non-qualified stock options to purchase up to 20,000,000 shares of common stock to directors, officers, advisors and employees of the Company as well as to employees of companies that do business with the Company. Awards under the plan will be granted as determined by the Stock Option Committee of the Board of Directors. The Plan limits awards to directors, officers and employees to $100,000 of compensation per year. The options will expire after 10 years or 5 years if the option holder owns at least 10% of the common stock of the Company. The exercise price of a non-qualified option must be at least 85% of the market price. The exercise price of a qualified option must be at least equal to the market price or 110% of the market price if the option holder owns at least 10% of the common stock of the Company. At December 31, 2006, no awards had been made and total awards available to be granted from the Plan amounted to 20,000,000 shares.

### NOTE 3 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

The Company has available at December 31, 2006 an unused operating loss carryforward of approximately $31,173 which may be applied against future taxable income and which expires in 2026. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the net deferred tax assets, the Company has established a valuation allowance equal to their tax effect and, therefore, no deferred tax asset has been recognized. The net deferred tax assets, which consist of deferred compensation, tax basis of fixed assets in excess of book basis and net operating loss carryforwards, are approximately $19,000 as of December 31, 2006, with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $31,173 for the period from inception on October 21, 2006 through December 31, 2006.

## NOTE 4 – RELATED PARTY TRANSACTIONS

An officer and shareholder of the Company advanced $3,000 to the Company in November 2006 which was repaid in the same month. The same officer and shareholder loaned $80,000 to the Company on an interest free basis in November 2006. The loan is represented by a promissory note which is due upon completion of a proposed offering of common stock. If the maximum offering is not successful, the officer/shareholder shall thereupon be entitled to receive interest of 8% per annum on the note and, to the extent such note is unpaid, it shall be convertible into common stock at 75% of the initial trading price of Company common stock.

Pursuant to three-year employment contracts dated November 27, 2006, the officers are both entitled to compensation of $150,000 per annum; however, the compensation payable to Mr. Hand is deferred until such time as the Company has obtained funding in excess of $300,000, and Dr. Kelton is deferring $78,00 of such annual compensation on the same basis. As of December 31, 2006, the total deferred compensation was $19,000.

## NOTE 5 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

## NOTE 6 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share:

| | From Inception on October 21, 2006 Through December 31, 2006 |
|---|---|
| Loss from operations available to common shareholders (numerator) | $ 31,173 |
| Weighted average number of common shares outstanding used in loss per share for the period (denominator) | 140,000,000 |

Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

## NOTE 7 – SUBSEQUENT EVENT

After the end of the quarter ended December 31, 2006 an officer/director loaned the Company an additional $120,000, resulting in a total amount due under the promissory note of $200,000. See Note 4.

END